SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13-1(B), (C) AND (D) AND
AMENDMENTS THERE TO FILED PURSUANT TO § 240.13d-2

Harbin Electric, Inc.

(Name of Issuer)

Common Stock, par value $.00001

(Title of Class of Securities)

41145W 10 9

(CUSIP Number)

November 30, 2010

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS Abax Lotus Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 964,267 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 964,267 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,267 (See Item 4)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.1% (See Item 4)
12		TYPE OF REPORTING PERSON CO

1		NAMES OF REPORTING PERSONS Abax Jade Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 131,240 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 131,240 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,240 (See Item 4)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) less than 1% (See Item 4)
12		TYPE OF REPORTING PERSON CO

1		NAMES OF REPORTING PERSONS Abax Nai Xin A Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 466,467 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 466,467 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 466,467 (See Item 4)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [__]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5% (See Item 4)
12		TYPE OF REPORTING PERSON CO

1		NAMES OF REPORTING PERSONS Abax Global Opportunities Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 1,561,974 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,561,974 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,561,974 (See Item 4)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (See Item 4)
12		TYPE OF REPORTING PERSON CO

1		NAMES OF REPORTING PERSONS Abax Upland Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 1,561,974 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,561,974 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,561,974 (See Item 4)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (See Item 4)
12		TYPE OF REPORTING PERSON OO

1		NAMES OF REPORTING PERSONS Abax Arhat Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 1,561,974 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,561,974 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,561,974 (See Item 4)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (See Item 4)
12		TYPE OF REPORTING PERSON CO

1		NAMES OF REPORTING PERSONS Abax Claremont Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 1,561,974 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,561,974 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,561,974 (See Item 4)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (See Item 4)
12		TYPE OF REPORTING PERSON CO

1		NAMES OF REPORTING PERSONS Abax Global Capital
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 1,561,974 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,561,974 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,561,974 (See Item 4)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (See Item 4)
12		TYPE OF REPORTING PERSON CO

1		NAMES OF REPORTING PERSONS AGC Asia 3 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 130,046 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 130,046 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,046 (See Item 4)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) less than 1% (See Item 4)
12		TYPE OF REPORTING PERSON CO

1		NAMES OF REPORTING PERSONS Abax Global Capital (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 1,692,020 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 1,692,020 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,020 (See Item 4)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [__]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4% (See Item 4)
12		TYPE OF REPORTING PERSON CO

1		NAMES OF REPORTING PERSONS Xiang Dong Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [X]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, SAR
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 (See Item 4)
	6	SHARED VOTING POWER 1,692,020 (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 (See Item 4)
	8	SHARED DISPOSITIVE POWER 1,692,020 (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,692,020 (See Item 4)
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4% (See Item 4)
12		TYPE OF REPORTING PERSON IN

Item 1(a). Name of Issuer:

The name of the issuer is Harbin Electric, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at:

No. 9 Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, People’s Republic of China 150060

Item 2(a). Name of Person Filing:

This Statement on Schedule 13G is being filed by and on behalf of:

1.	Abax Lotus Ltd., a Cayman Islands domiciled exempted company (“Abax Lotus ”);
2.	Abax Jade Ltd., a Cayman Islands domiciled exempted company (“Abax Jade”);
3.	Abax Global Opportunities Fund, a Cayman Islands domiciled exempted company (“Global Fund”);
4.	Abax Upland Fund LLC, a Delaware limited liability company (“Upland”);
5.	Abax Arhat Fund, a Cayman Islands domiciled exempted company (“Arhat”);
6.	Abax Claremont Ltd., a Cayman Islands domiciled exempted company (“Upland Managing Member”);
7.	Abax Global Capital, a Cayman Islands domiciled exempted company (“AGC”);
8.	AGC Asia 3 Ltd., a Cayman Islands domiciled exempted company (“AGC Asia 3”);
9.	Abax Global Capital (Hong Kong) Limited, a Hong Kong company (“Abax HK”);
10.	Abax Nai Xin A Ltd., a Cayman Islands domiciled exempted company (“Abax Nai Xin”); and
11.	Xiang Dong Yang, a citizen of Hong Kong, SAR (“Mr. Yang”).

The entities and individuals in items (1) through (11) above are herein sometimes referred to each as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office or, if none, Residence:

The address of the principal office of each Reporting Person is:

c/o Abax Global Capital (Hong Kong) Limited,
Suite 6708, 67/F Two International Finance Centre,
8 Finance Street, Central, Hong Kong SAR

Item 2(c). Citizenship:

The Citizenship of the Reporting Persons is as follows:

1.	Abax Lotus is a Cayman Islands domiciled exempted company;
2.	Abax Jade is a Cayman Islands domiciled exempted company;
3.	Global Fund is a Cayman Islands domiciled exempted company;
4.	Upland is a Delaware limited liability company;
5.	Arhat is a Cayman Islands domiciled exempted company;
6.	Upland Managing Member is a Cayman Islands domiciled exempted company;
7.	AGC is a Cayman Islands domiciled exempted company;
8.	AGC Asia 3 is a Cayman Islands domiciled exempted company;
9.	Abax HK is a Hong Kong company;
10.	Abax Nai Xin is a Cayman Islands domiciled exempted company; and
11.	Mr. Yang is a citizen of Hong Kong, SAR.

Item 2(d).  Title and Class of Securities:

Common Stock, par value $0.00001 per share (the “Shares”)

Item 2(e).  Cusip Number

CUSIP Number: 41145W109

If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) [ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) [ ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) [ ] Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.

The responses of the Reporting Persons to Rows (5) through (11) of the cover pages of this Statement on Schedule 13G are incorporated herein by reference.  The percentages used herein are calculated based upon the 31,250,820 shares of common stock, par value $0.00001 per share, outstanding as per the Company's Form 10-Q as filed with the Securities and Exchange Commission on November 9, 2010.

As of the date of this Statement: (1) Abax Nai Xin directly owns 466,467 Shares or 1.5% of the total Shares outstanding; (2) Abax Jade directly owns 131,240 Shares or 0.4% of the total Shares outstanding; (3) Abax Lotus directly owns 964,267 Shares or 3.1% of the total Shares outstanding; and (4) AGC Asia 3 directly owns 130,046 Shares or 0.4% of the total Shares outstanding.  Collectively, Abax Nai Xin, Abax Jade, Abax Lotus and AGC Asia 3 own 1,692,020 Shares or 5.4% of the total Shares outstanding.

The Global Fund is the sole shareholder of Abax Lotus, Abax Nai Xin and Abax Jade. Arhat and Upland together hold 100% of the Global Fund. AGC is the managing shareholder of Arhat and Abax HK while Upland Managing Member is the managing member of Upland. Abax HK is the investment advisor to AGC, Arhat, Upland, the Global Fund, and AGC Asia 3.

Mr. Yang is the controlling person of AGC and Upland Managing Member, and may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all Shares that are owned beneficially and directly by Abax Nai Xin, Abax Jade, Abax Lotus.  Mr. Yang is the ultimate controlling shareholder of Abax HK and may be deemed to beneficially own the shares owned by AGC Asia 3.  Each of Arhat, Upland, AGC, Upland Managing Member, Abax HK, the Global Fund and Mr. Yang disclaims beneficial ownership of such shares for all other purposes.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

The response in Item 4 is incorporated herein by reference.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 9, 2010

ABAX LOTUS LTD.

By:   /s/  Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX JADE LTD.

By:   /s/  Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX NAI XIN A LTD.

By:   /s/  Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL OPPORTUNITIES FUND

By:   /s/  Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX UPLAND FUND, LLC

By:   ABAX CLAREMONT LTD. in its capacity as
         Managing Member

By:   /s/  Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX ARHAT FUND

By:   /s/  Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX CLAREMONT LTD.

By:   /s/  Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL

By:   /s/  Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

AGC ASIA 3 LTD.

By:   /s/  Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

ABAX GLOBAL CAPITAL (HONG KONG) LIMITED

By:   /s/  Xiang Dong Yang
Name: Xiang Dong Yang
Title: Director

XIANG DONG YANG

  /s/  Xiang Dong Yang
Name: Xiang Dong Yang

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 7.01	Joint Filing Agreement by and among the Reporting Persons, dated December 9, 2010.